EXHIBIT 99.74

MANAGEMENT INFORMATION CIRCULAR

TASMAN METALS LTD.
(the "Corporation")

Suite 1305 - 1090 W. Georgia Street
Vancouver, British Columbia, Canada

INFORMATION CIRCULAR

(Containing information as at February 4, 2011 unless indicated otherwise)

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE CORPORATION (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON FRIDAY, MARCH 11, 2011 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost.  All costs of solicitation by management will be borne by the Corporation.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE CORPORATION.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Corporation.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., Attention:  Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Corporation, at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54 -101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders= Meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions, Canada ("Broadridge").  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting B the proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted. All references to Shareholders in this Management Proxy Circular and the accompanying form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business.  At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:	56,562,302 shares without par value

Authorized Capital:	unlimited common shares without par value

Only shareholders of record at the close of business on February 4, 2011 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at the Transfer Agent and at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation as of the close of business on February 4, 2011.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of D & H Group LLP, Chartered Accountants, as auditors of the Corporation and to authorize the Directors to fix their remuneration.  D & H Group LLP were first appointed auditors on October 22, 2009 when the Corporation was formed through the amalgamation of Ausex Capital Corp., Lumex Capital Corp. and Tasman Metals Ltd.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until his/her successor is elected or appointed, unless his/her office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the Business Corporations Act (British Columbia).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he/she is ordinarily resident, all offices of the Corporation now held by him/her, his/her principal occupation, the period of time for which he/she has been a director of the Corporation, and the number of shares of the Corporation beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction, as at the date hereof.

Name, Position and Country of Residence(1)	Principal Occupation and if not at present an elected Director, Occupation during the past five years(1)	Director Since(2)	No. of Shares beneficially held(3)
MARK SAXON President, Chief Executive Officer & Director (resident of Victoria, Australia)	Professional Geologist. President and CEO of the Corporation	October 22, 2009	2,380,546(5)

Name, Position and Country of Residence(1)	Principal Occupation and if not at present an elected Director, Occupation during the past five years(1)	Director Since(2)	No. of Shares beneficially held(3)
NICK DEMARE(4) Chief Financial Officer & Director (resident of British Columbia, Canada)	Chartered Accountant. President of Chase Management Ltd. since 1991.	October 22, 2009	2,621,145
DAVID HENSTRIDGE(4) Non-Executive Chairman & Director (resident of Victoria, Australia)	Professional Geologist. President and CEO of Tumi Resources Limited	October 22, 2009	2,474,002
MICHAEL HUDSON Director (resident of Victoria, Australia)	Professional Geologist. President and CEO of Mawson Resources Limited	October 22, 2009	2,355,546(6)
ROBERT G. ATKINSON(4) Director (resident of British Columbia, Canada)	Self-employed businessman, Vice Chairman of Spur Ventures; Director of Sprott Resource Lending Corp.	October 22, 2009	859,002

NOTES:

(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2)
The Corporation was formed on October 22, 2009 through the amalgamation of Ausex Capital Corp., Lumex Capital Corp., both public companies, and Tasman Metals Ltd., a private company prior to the amalgamation.

(3)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(4)	Denotes member of Audit Committee.
(5)	Held through Floresta Trust, a family trust of which Mark Saxon is the trustee.
(6)	Held through Elwood Partners Discretionary Trust, a family trust of which Michael Hudson is the trustee.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, no director or executive officer of the Company is, as at the date hereof, or has been, within the 10 years before the date of this information circular, a director, chief executive officer or chief financial officer of any corporation (including the Company) that:

(a)
was subject to an order that was issued and which was in effect for a period of more than 30 consecutive days, while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued and which was in effect for a period of more than 30 consecutive days, after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this information circular, or has been within the 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of the Company’s securities to affect materially the control of the Company, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Nick DeMare is a former independent director of Andean American Mining Corp. (“Andean American”). On August 2, 2007, the British Columbia Securities Commission (“BCSC”) issued Andean American a cease trade order for deficiencies in Andean American’s continuous disclosure material related to its resource properties and for deficiencies in a previously filed NI 43-101 technical report. On October 22, 2007, Andean American filed an amended NI 43-101 and issued a clarifying news release. The BCSC revoked the cease trade order and the shares resumed trading on October 24, 2007.

Nick DeMare is director and officer of Salazar Resources Limited (“Salazar”). On September 10, 2010, the BCSC issued Salazar a cease trade order for deficiencies in a previously filed NI 43-101 technical report.  On October 12, 2010, Salazar filed a new NI 43-101 report.  The BCSC revoked the cease trade order and the shares resumed trading on October 18, 2010.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

Compensation, Philosophy and Objectives

The Corporation does not have a formal compensation program.  The board of directors (the “Board”) meets to discuss and determine management compensation, without reference to formal objectives, criteria or analysis.  The general objectives of the Corporation’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other junior mineral exploration companies to enable the Corporation to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Corporation is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings.

The Board, as a whole, ensures that total compensation paid to all Named Executive Officers (“NEOs”), as hereinafter defined, is fair and reasonable.  The Board relies on the experience of its members as officers and directors with other junior mining companies in assessing compensation levels.

Analysis of Elements

Base salary is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Corporation.

The Corporation considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Corporation to reward each NEO’s efforts to increase value for shareholders without requiring the Corporation to use cash from its treasury.  Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter.  The terms and conditions of the Corporation’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Corporation’s stock option plan (the “Stock Option Plan”).

Long Term Compensation and Option-Based Awards

The Corporation has no long-term incentive plans other than the Stock Option Plan.  The Corporation’s directors and officers and certain consultants are entitled to participate in the Stock Option Plan.  The Stock Option Plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees.  The Board believes that the Stock Option Plan aligns the interests of the NEOs and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Corporation’s common shares.

Options are granted by the Board. In monitoring or adjusting the option allotments, the Board takes into account its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option grants and the objectives set for the NEOs and the Board.  The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Board also makes the following determinations:

•	parties who are entitled to participate in the Stock Option Plan;

•
the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the prescribed discount permitted by the Exchange from the market price on the date of grant;

•	the date on which each option is granted;

•	the vesting period, if any, for each stock option;

•	the other material terms and conditions of each stock option grant; and

•	any re-pricing or amendment to a stock option grant.

The Board makes these determinations subject to and in accordance with the provisions of the Stock Option Plan.  The Board reviews and approves grants of options on an annual basis and periodically during a financial year.

SUMMARY COMPENSATION TABLE

For the purposes of this Information Circular, a “Named Executive Officer”, or “NEO”, means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Corporation;

(b)	a chief financial officer (“CFO”) of the Corporation,

(c)
each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6, for the August 31, 2010 financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer, nor acting in a similar capacity at August 31, 2010.

During the financial year ended August 31, 2010, the Corporation had two (2) NEOs: Mark Saxon, the President and CEO of the Company and Nick DeMare, CFO. The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the financial year ended August 31, 2010 in respect of the NEOs of the Corporation.  For the information concerning compensation related to previous years, please refer to the Corporation’s previous Management Proxy Circulars available at www.sedar.com:

Name and principal position	Year(1)	Fees Earned ($)(2)	Option-based awards ($)(3)	All other compensation ($)	Total compensation ($)(2)
Mark Saxon President & CEO	2010 2009(4)	97,500 N/A	49,000 N/A	Nil N/A	146,500 N/A
Nick DeMare CFO	2010 2009(4)	Nil N/A	28,000 N/A	58,850(5) N/A	86,850 N/A

NOTES:

(1)	Financial years ended August 31.
(2)	All amounts shown was paid in Canadian currency, the reporting currency of the Corporation.
(3)
Figures represent the grant date fair value of the options.  The Corporation used the Black-Scholes option pricing model for calculating such fair value, as such model is commonly used by junior public companies.

(4)
The Corporation was formed on October 22, 2009 through the amalgamation of Ausex Capital Corp., Lumex Capital Corp., both public companies, and Tasman Metals Ltd., a private company prior to the amalgamation.

(5)	Billed by Chase Management Ltd. (“Chase”), a private company owned by Mr. DeMare, for administrative, accounting and management services provided and office rent.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards

The following table sets forth for the NEOs, the incentive stock options (option-based awards), pursuant to the Stock Option Plan, outstanding as at August 31, 2010.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Mark Saxon	350,000	0.25	October 22, 2012	336,000
Nick DeMare	129,672 300,000(2) 200,000	0.10 0.10 0.25	May 31, 2012 January 25, 2013 October 22, 2012	143,936 333,000 192,000

NOTES:

(1)
This amount is calculated as the difference between the market value of the securities underlying the options on August 31, 2010, being the last trading day of the Corporation’s shares for the financial year, which was $0.21, and the exercise price of the option.

(2)           Includes 75,000 options granted to Chase.

Incentive Plan Awards – Value Vested or Earning During The Year

The following table sets forth for the NEOs, the value vested during the financial year ended on August 31, 2010 for options awarded under the Stock Option Plan, as the value earned under non-equity incentive plans for the same period.

Name	Option-based awards – Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Mark Saxon	49,000	Nil
Nick DeMare	28,000	Nil

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination and Change of Control Benefits

The Corporation does not have any plan contract, agreement or plan or arrangement that provides for payments to a NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, a change in control of the Corporation or a change in the NEO’s responsibilities.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors for the Corporation’s most recently completed financial year.

Name	Fees Earned ($)	Option-based awards ($)(1)	All other compensation ($)	Total ($)
David Henstridge	Nil	28,000	20,000	48,000
Michael Hudson	Nil	49,000	5,000	54,000
Robert G. Atkinson	Nil	10,500	5,000	15,500
Mark Saxon	See Note(2)	-	-	-
Nick DeMare	See Note(2)	-	-	-

NOTES:

(1)
Figures represent the grant date fair value of the options.  The Corporation used the Black-Scholes option pricing model for calculating such fair value, as such model is commonly used by junior public companies.

(2)	Messrs. Saxon and DeMare are NEOs and their compensation is disclosed in the Summary Compensation Table above.

Outstanding Option-Based Awards

The following table sets forth for each director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
David Henstridge	129,672 300,000 200,000	0.10 0.10 0.25	May 31, 2012 January 25, 2013 October 22, 2012	143,936 333,000 192,000
Michael Hudson	350,000	0.25	October 22, 2012	336,000
Robert G. Atkinson	129,672 75,000 75,000	0.10 0.10 0.25	May 31, 2012 January 25, 2013 October 22, 2012	143,936 83,250 72,000

NOTE:

(1)
Value is calculated based on the difference between the exercise price of the option and the closing price of the Corporation’s common shares on the TSX Venture Exchange (the “Exchange”) on August 31, 2010, being the last trading day of the Corporation’s shares for the financial year, which was $1.21.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets forth, for each director, other than those who are also NEOs of the Corporation, the value of all incentive plan awards vested during the year ended August 31, 2010.

Name	Option-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
David Henstridge	28,000	Nil
Michael Hudson	49,000	Nil
Robert G. Atkinson	10,500	Nil

A description of the significant terms of the Stock Option Plan is found under the heading “Particulars of Matters to be Acted Upon – Ratification of Stock Option Plan”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance to directors, officers, employees and consultants in effect as of the end of the fiscal year ended August 31, 2010:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Securityholders	2,904,016	0.21	See Note (1)
Equity Compensation Plans Not Approved By Securityholders	N/A	N/A	N/A
Total	2,904,016	0.21	See Note (1)

NOTE:

(1)
The Corporation currently has in place a "rolling" stock option plan (the "Rolling Plan") whereby the maximum number of common shares that may be reserved for issuance pursuant to the Rolling Plan will not exceed 10% of the issued shares of the Corporation at the time of the stock option grant. See "Particulars of Other Matters to be Acted Upon BB Stock Option Plan" for further particulars of the Rolling Plan.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE CORPORATION

No director or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries at any time during the Corporation's last completed financial year, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Corporation or any of its affiliates, none of the directors or senior officers of the Corporation, a proposed management nominee for election as a director of the Corporation, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since September 1, 2009 (the commencement of the Corporation's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Corporation or any of its subsidiaries or in any proposed transaction which has or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.  Directors and senior officers may, however, be interested in the general authorization granted to the directors with respect to "Stock Options to Insiders" as detailed herein.

MANAGEMENT CONTRACTS

During the most recently completed financial year, no management functions of the Corporation were, to any substantial degree, performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Corporation.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires issuers to disclose their governance practices in accordance with that instrument.  The Corporation is a "venture issuer" within the meaning of NI 58-101.  A discussion of the Corporation's governance practices within the context of NI 58-101 is set out below:

Board of Directors

The Corporation has three independent directors, namely:  Messrs. David Henstridge, Michael Hudson and Robert G. Atkinson.  The Corporation has two directors who are not independent because they are executive officers of the Corporation, namely:  Mr. Mark Saxon, President, CEO and Mr. Nick DeMare, CFO.

Directorships

As of the date of this information circular, two of the directors of the Corporation are also serving as directors of other reporting issuers, details of which are as follows:

Mark Saxon:  Mawson Resources Limited.

Nick DeMare:  Aguila American Resources Ltd., Ava Resources Corp., Astral Mining Corporation, Batero Gold Corp., Blue Cove Capital Corp., Cliffmont Resources Ltd., East West Petroleum Corp., Enterprise Oilfield Group, Inc., GeoPetro Resources Company, GGL Diamond Corp., Golden Peaks Resources Ltd., Halo Resources Ltd., Hansa Resources Limited, Kola Mining Corp., Lariat Energy Ltd., Mawson Resources Limited, Mirasol Resources Ltd., Rochester Resources Ltd., Salazar Resources Limited, Tinka Resources Limited and Tumi Resources Limited.

David Henstridge:   Mawson Resources Limited, Tinka Resources Limited and Tumi Resources Limited.

Michael Hudson:  Mawson Resources Limited.

Robert G. Atkinson:  Hansa Resources Limited, Sprott Resource Lending Corp. and Spur Ventures Inc.

Orientation and Continuing Education

The CEO and/or the CFO are responsible for providing an orientation for new directors.  Director orientation and on-going training will include presentations by senior management to familiarize directors with the Corporation's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.

Ethical Business Conduct

The Corporation does not have a written code of ethical business conduct for its directors, officers and employees.  Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements.

Nomination of Directors

When a Board vacancy occurs or is contemplated, any director may make recommendations to the Board as to qualified individuals for nomination to the Board.

In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Corporation at that time.

Compensation

The Corporation's Compensation Committee, which currently comprises the Board as a whole, reviews the compensation of the directors and executive officers.  The Compensation Committee also administers the Corporation's stock option plan.

The Compensation Committee reviews and makes recommendations to the Board regarding the granting of stock options to directors and executive officers of the Corporation as well as compensation for executive officers of the Corporation as well as compensation for executive officers and directors fees, if any, from time to time.  Executive officers and directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Corporation.  In addition to stock option grants, each independent director of the Corporation is paid $500 per month in their capacity as independent director.  The form and amount of cash such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals:

(i)
compensation should be commensurate with the time spent by executive officers and directors in meeting their  obligations and reflective of the compensation paid by companies similar in size and business to the Corporation; and

(ii)
the structure of the compensation should be simple, transparent and easy for shareholders to understand.  Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

Other Board Committees

The Board has no other standing committees.

Assessments

The Board of Directors of the Corporation does not conduct any formal evaluation of the performance and effectiveness of the members of the Board, the Board as a whole or any committee of the Board.

AUDIT COMMITTEE

The Audit Committee's Charter

The following is the text of the Corporation's Audit Committee Charter:

"Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's systems of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

!	Serve as an independent and objective party to monitor the Corporation's financial reporting and internal control system and review the Corporation's financial statements.

!	Review and appraise the performance of the Corporation's external auditors.

!	Provide an open avenue of communication among the Corporation's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update the Charter annually.

(b)
Review the Corporation's financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

(b)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(d)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external.

(b)	Consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditors and management.

(d)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)	Review certification process.

(i)	Establish a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions."

Composition of the Audit Committee

The following are the members of the Committee (1):

	Independent (1)	Financially Literate
David Henstridge	Y	Y
Nick DeMare	N	Y
Robert G. Atkinson	Y	Y

NOTE:

(1)	As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Corporation is relying on the exemption provided under Section 6.1 of MI52-110.

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
August 31, 2010	$34,064	$7,702	Nil	$8,603
August 31, 2009(1)	N/A	N/A	N/A	N/a

NOTE:

(1)
The Corporation was formed on October 22, 2009 through the amalgamation of Ausex Capital Corp., Lumex Capital Corp., both public companies, and Tasman Metals Ltd., a private company prior to the amalgamation.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Ratification of Approved Stock Option Plan

In 2009, the Corporation adopted a rolling stock option plan (the “Plan”), which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder. The Plan was approved by the shareholders at a meeting held on September 8, 2009 and by the Exchange on November 2, 2009.  In accordance with the policies of the Exchange, a rolling plan, which is the type of plan the Corporation has adopted, requires the approval of the shareholders of the Corporation on an annual basis.  Accordingly, the Corporation requests that the shareholders ratify and approve the Plan.

The purpose of the Plan is to provide the Corporation with a share related mechanism to enable it to attract and retain qualified directors, officers, employees and consultants, promote a proprietary interest in the Corporation and its affiliates among its employees, officers, directors and consultants, and stimulate the active interest of such persons in the development and financial success of the Corporation and its affiliates.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Corporation. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Corporation result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Corporation’s issued and outstanding share capital, unless disinterested shareholders approval is obtained by the Corporation.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan, which is available for review by any shareholder up until the day preceding the meeting at the Corporation’s head office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, and will be available at the meeting:

(a)	The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of Shares which is 10% of the issued and outstanding shares of the Corporation. Any outstanding options will form a part of the foregoing 10%.  The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Corporation’s shares traded through the facilities of the TSXV on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSXV or, if the shares are no longer listed for trading on the TSXV, then such other exchange or quotation system on which the shares are listed and quoted for trading.

(b)
The Board may not grant options to any one person which will exceed 5% of the issued and outstanding shares of the Corporation in any 12 month period, unless disinterested shareholder approval is obtained.

(c)
Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the Board grant and announce the granting of the option.

(d)
 If the option holder ceases to be a director of the Corporation or ceases to be employed by the Corporation (other than by reason of death), as the case may be, then the option granted shall expire within 90 days following the date that the option holder ceases to be a director or ceases to be employed by the Corporation, or for those holders engaged in providing investor relations services, the options granted shall expire within 30 days following the date that the option holder ceases to provide such investor relations services, unless the Board or Committee, at its own discretion, extends the expiry of the Option.

The Plan may be administered by the Corporation’s secretary or such other officer or employee as may be designated by the Board from time to time. Upon the approval of the Plan by the Corporation’s shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Corporation regularly employed on a full-time or part-time basis, directors of the Corporation and persons who perform services for the Corporation on an ongoing basis or who have provided, or are expected to provide, services of value to the Corporation.

The TSX Venture Policies require that the Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting.  Accordingly, the Corporation requests that the shareholders pass the following resolution:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(a)
the Plan, in the form approved by the shareholders of the Corporation at the previous shareholders’ meeting held on September 8, 2009, with or without amendments as may be required or approved by the Exchange, is hereby ratified, confirmed and approved;

(b)
the Corporation is authorized to grant stock options pursuant and subject to the terms and conditions of the Plan entitling all of the optionholders in aggregate to purchase up to such number of common shares of the Corporation as is equal to 10% of the number of common shares of the Corporation issued and outstanding on the applicable grant date; and

(c)
any one or of the directors or officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

OTHER MATTERS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com.  Shareholders may contact the Corporation at #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7 or by telephone at 604-685-9316 to request copies of the Corporation's financial statements and MD&A for its most recently completed financial year.  Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year.